UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FORCE PROTECTION, INC.
Full Name of Registrant

Former Name if Applicable

9801 Highway 78, Building No. 1
Address of Principal Executive Office (Street and Number)

Ladson, SC 29456
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Force Protection, Inc. (“Force Protection”, the “Company”, “we”, “us”, or “our”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 by the prescribed due date.  As previously reported, we require additional time to complete our evaluation of our internal controls over financial reporting and preparation of the consolidated financial statements for the fiscal year ended December 31, 2007.  We intend to file our Annual Report on Form 10-K for the year ended December 31, 2007, the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008 with the SEC promptly upon the completion of the audit of the consolidated financial statements for the year ended 2007 and a review of the financial statements for the periods ending March 31, 2008 and June 30, 2008, respectively.

We previously reported that we have also determined that our previously filed interim financial statements for the three and nine month periods ended September 30, 2007 and all public communications of such consolidated financial statements should no longer be relied upon because those consolidated financial statements contain material misstatements.  Accordingly, we plan to restate our historical financial statements for the quarterly period ended September 30, 2007.

We are working as expeditiously as possible to finalize the consolidated financial statements for the fiscal year ended December 31, 2007, the quarterly periods ended March 31, 2008 and June 30, 2008 and to file an amendment to our previously filed Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

Forward-Looking Statements

The information provided in this notice includes forward-looking statements, including statements regarding Force Protection’s ability to file its Annual Report on Form 10-K for the period ended December 31, 2007, Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 and the restatement of its financial statements set forth in the Quarterly Reports on Form 10-Q for the periods ended June 30, 2007 and September 30, 2007.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  These statements are based on beliefs and assumptions by Force Protection’s management, and on information currently available to management.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events.  A number of important factors could cause actual result to differ materially from those contained in any forward-looking statements.  Examples of these factors include, but are not limited to, the timing and nature of the final resolution of the Company’s previously disclosed accounting issues; the Company’s ability to identify and remedy internal control weaknesses and deficiencies; its ability to effectively manage the risks in its business; the other factors discussed in this notice; and any further errors in accounting that the Company may find which could cause the Company to restate its consolidated financial statements for additional periods.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael Moody	843	574-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 have not been filed with the SEC.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently unable to provide a reasonable estimate of results for the quarterly period ended June 30, 2008 and therefore cannot provide assurances at this time with respect to any changes in its results from operations that may have occurred for the quarter ended June 30, 2008 as compared to the quarter ended June 30, 2007.

FORCE PROTECTION, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 6 , 2008	By	/s/ Michael Moody
Name: Michael Moody
Title: President & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).